VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

December 15, 2004

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that HHG has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

dlw 12/30

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Return of Allotment of Shares form dated November 3, 2004.
- Return of Allotment of Shares form dated December 1, 2004.
- Update of Number of CDI's quoted on the Australian Stock Exchange dated December 3, 2004.

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 2072534

Company Name in full HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	12	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	6,008		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)	0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
CHRISTOPHER PAUL PARRISH	£0.10 ORDINARY	3,605
Address HAVEN'S VIEW LONDON ROAD SOUTHBOROUGH TUNBRIDGE WELLS KENT		
UK postcode TN4 0UJ		
Name	Class of shares allotted	Number allotted
PETER JOHN HAWKER SMITH	£0.10 ORDINARY	2,403
Address 11 CASTLE HURST BODIAM ROBERTSBRIDGE EAST SUSSEX		
UK postcode TN32 5UW		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 06-Dec-2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS SECRETARIAT, THE PEARL CENTRE, LYNCH WOOD,
PETERBOROUGH PE2 6FY

Tel 01733 475284

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	50,439		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: GREENWOOD NOMINEES LIMITED	£0.10	50,439
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 06-Dec-2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS SECRETARIAT, THE PEARL CENTRE, LYNCH WOOD,
PETERBOROUGH PE2 6FY
Tel 01733 475284
DX number DX exchange

ccform

Update of number of CDIs quoted on ASX

Name of entity

HHG PLC

ABN

30 106 988 836

We (the entity) give ASX the following information.

1	Class of securities	CHESS Depositary Interests (CDIs)	
2	Principal terms of the securities	CDIs issued over fully paid ordinary shares quoted on the London Stock Exchange (LSE)	
3	Date of update	3 December 2004	
		Number	Class
4	Securities quoted on ASX:		CDIs:
	At previous report	1,735,049,173	At 29 October 2004
	Net transfers*	46,111,467	
	This report	1,781,160,640	At 30 November 2004
	*transfers between CDIs and ordinary shares listed on the LSE		

		Number	Class
5	Number and class of all securities not quoted on ASX	2,710,468,876	Fully paid ordinary shares quoted on the LSE at 30 November 2004

Gerald Watson, Company Secretary

Date: 3 December 2004

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836